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                                   INVITATION
                                     TO THE
                TWELFTH ANNUAL GENERAL SHAREHOLDERS' MEETING

                            of SAP Aktiengesellschaft
             Systeme, Anwendungen, Produkte in der Datenverarbeitung
                              of Walldorf, Germany

                        Security Identification Numbers:
                      Ordinary Shares: 716 460 and 716 461
                     Preference Shares: 716 463 and 716 464




     Shareholders in our Company are invited to attend the Company's twelfth annual general shareholders' meeting at
    ROSENGARTEN CONGRESS CENTER, ROSENGARTENPLATZ 2, 68161 MANNHEIM, GERMANY,
                        THURSDAY, MAY 6, 1999 AT 10 A.M.




                                     AGENDA


1. PRESENTATION OF THE AUDITED ANNUAL FINANCIAL STATEMENTS AND ANNUAL CONSOLIDATED FINANCIAL STATEMENTS, THE EXECUTIVE BOARD'S REVIEW OF OPERATIONS AND GROUP REVIEW OF OPERATIONS, AND THE SUPERVISORY BOARD'S REPORT, FOR THE FISCAL YEAR 1998


2.       RESOLUTION: APPROPRIATION OF RETAINED EARNINGS FOR THE FISCAL YEAR 1998

         The Executive Board and the Supervisory Board propose that retained earnings amounting to DM 325,582,340.34, or Euro 166,467,607.20, be appropriated as follows:

         Euro 1.57 dividend per no-par ordinary share
         carrying dividend rights:                        EURO     95,770,000.00

         Euro 1.60 dividend per no-par preference share
         carrying dividend rights:                        EURO     69,703,198.40

         Transfer to retained earnings:                   Euro        994,408.80


         The dividend will be distributed on or after May 7, 1999.


3. RESOLUTION: FORMAL RATIFICATION OF THE ACTS OF THE EXECUTIVE BOARD IN THE FISCAL YEAR 1998

         The Executive Board and the Supervisory Board propose that the acts of the Executive Board be formally ratified.


4. RESOLUTION: FORMAL RATIFICATION OF THE ACTS OF THE SUPERVISORY BOARD IN THE FISCAL YEAR 1998

         The Executive Board and the Supervisory Board propose that the acts of the Supervisory Board be formally ratified.

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5.       APPOINTMENT OF AN AUDITOR FOR THE FISCAL YEAR 1999

         The Supervisory Board proposes that ARTHUR ANDERSEN
         Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft mbH,
         Eschborn/Frankfurt, be appointed auditor of the Financial Statements and Consolidated Financial Statements for the fiscal year 1999.


6. RESOLUTION: AMENDMENT TO SECTION 23 (2) OF THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT THE PROVISIONS OF THE SUPERVISION AND TRANSPARENCY IN THE AREA OF ENTERPRISE ACT

         The Executive Board and the Supervisory Board propose that
         Section 23(2) of the Articles of Association be amended to read as follows, to reflect the provisions of the Supervision and Transparency in the Area of Enterprise Act:

         "The Executive Board shall prepare the Financial Statements and the Review of Operations for the previous fiscal year and submit them to the Supervisory Board and to the Auditor in the first three months of each fiscal year. At that time the Executive Board shall submit to the Supervisory Board the proposal it wishes to make to the Annual General Meeting concerning the appropriation of retained earnings."


                                       ***


Holders of PREFERENCE SHARES or ORDINARY SHARES are entitled to participate in the annual general shareholders' meeting, and holders of ordinary shares ARE ENTITLED TO EXERCISE VOTING RIGHTS, only if they deposit their shares no later than April 29, 1999 during customary business hours at the Company or at a branch in the Federal Republic of Germany of one of the financial institutions listed below and leave them so deposited until the end of the annual general shareholders' meeting:

-        DG BANK Deutsche Genossenschaftsbank
-        Deutsche Bank Aktiengesellschaft
-        Dresdner Bank Aktiengesellschaft
-        Bayerische Hypo- und Vereinsbank Aktiengesellschaft
-        BHF-BANK Aktiengesellschaft
-        Commerzbank Aktiengesellschaft
-        SGZ-Bank Suedwestdeutsche Genossenschafts-Zentralbank AG


Deposit at one of the institutions listed above is also considered to have been effected if, with the consent and on behalf of a depository institution, the shares are deposited with another financial institution and blocked until the end of the annual general shareholders' meeting.

The shares may also be deposited with a German notary public or a securities clearing and deposit bank. In this case we ask that a certificate issued by the notary public or the securities clearing and deposit bank be submitted to the Company no later than April 30, 1999.

The receipt issued to shareholders for the deposited shares will serve the holders of ordinary shares as identification for the exercise of their voting rights. HOLDERS OF PREFERENCE SHARES DO NOT HAVE VOTING RIGHTS.


Walldorf, March 26, 1999

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte
in der Datenverarbeitung


The Executive Board

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